January 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington,  D.C. 20549-4561
Attn:  Christian Windsor

Re:	Salisbury Bancorp, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
Filed March 22, 2010, May 17, 2010, August 9, 2010 and November 15, 2010
File No. 000-24751

Dear Mr. Windsor:

Salisbury Bancorp, Inc. (the “Corporation”) hereby responds to your letter dated December 30, 2010 regarding concerns of the above named Form 10-K and 10-Q reports.

Form 10-K for the fiscal year ended December 31, 2009

Item 2. Properties, page 16

1.We note your disclosure that the Bank’s branch office in Sheffield, Massachusetts is located at 73 Main Street, Sheffield, Massachusetts and that the lease for this property has expired.  In addition, your website indicates that the Bank’s branch office in Sheffield, Massachusetts is located at 640 North Main Street, Sheffield, Massachusetts.  Please advise us whether the Bank still operates a branch office located at 73 Main Street, or if the Bank has extended the lease or rents the building on a “month to month” basis, and whether the property located at 640 North Main Street is leased or owned by the Bank.

Please also revise your future filings as appropriate.  Refer to Item 102 of Regulation S-K.

Response:

Since the expiration of the lease on the property located at 73 Main Street, Salisbury Bank and Trust Company (the “Bank”) has continued to lease the property on a month-to-month basis.  In July 2010 the Bank relocated its Sheffield, Massachusetts, office from 73 Main Street to 640 North Main Street.  The Bank purchased the property located at 640 North Main Street in

November, 2009. Building renovations commenced in 2010 and were completed in July 2010.  The property located at 640 North Main Street, Sheffield, Massachusetts, was not included in the table of properties owned or leased by the Bank in Item 2, Properties, of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 because at that time it was not used in the business of the Corporation and thus not deemed material. The Corporation will include the information about the 640 North Main Street building in its Form 10-K for 2010.

Item 10. Directors, Executive Officers and Corporate Governance, pages 63-64

2.Please tell us whether the persons listed under the heading “Additional Executive Officers” are ”executive officers” as contemplated by Rule 3b-7 of the Securities Exchange Act of 1934.  If they are, please provide the requisite disclosure for such officers in your future 10-Ks and proxy statements for annual shareholder meetings, including, without limitation, the information required by Item 401 of Regulation S-K.

Response:
The persons listed under the heading “Additional Executive Officers” are officers of the Bank, but are not executive officers of the Corporation because they do not perform policy-making functions for the Corporation and thus are not considered executive officers of the Corporation as contemplated by Rule 3b-7 of the Securities Exchange Act of 1934.  Each year, the Board of Directors of the Corporation adopts a resolution designating the executive officers of the Corporation and none of these persons has been designated an executive officer.  In the future, we will clearly identify these persons as “certain significant employees of the Bank,” as contemplated by Item 401(c) so that there is no implication that they are executive officers of the Corporation.  In any event, we believe that the information concerning them that has been provided, including that each of these persons has held their current position for more than five years, meets the requirements of Item 401(a) and (e).

Item 15. Exhibits, Financial Statements Schedules

3.You did not file executed versions of a number of your material contracts and other agreements included as exhibits to your 2009 10-K.  Please confirm that all agreements were, in fact, executed.  Also, please confirm that for any agreement that you determine is still a required exhibit to your upcoming 10-K, that you will file executed copies of those agreements with your next 10-K.  In particular we note that the following exhibits appear to have been filed on EDGAR in unexecuted form:

•	Consulting and Non-Compete Agreement, dated June 1, 2009, by and between Salisbury and John F. Perotti;

•	Warrant to purchase Common Stock dated March 13, 2009; and

•	Letter Agreement, dated March 13, 2009, including the Securities Purchase Agreement-Standard Terms, as supplemented by the letter dated March 13, 2009 relating to the American Recovery and Reinvestment Act of 2009 with the U.S. Treasury Department.

Response:
We confirm that each of the contracts and agreements noted above filed as exhibits have been executed.  We will ensure that all such documents filed in the future will indicate that they have been executed.  We will file executed copies of the aforementioned agreements with our next 10-K.

The Corporation acknowledges that:

●	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above is responsive to the staff’s comments.  If you have any further questions or concerns, please do not hesitate to contact me at 860-435-9801 extension 1002.

Sincerely,
/s/ B. Ian McMahon
B. Ian McMahon
Chief Financial Officer

cc: Mr. David Lin